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                                                                    Exhibit 4.53

                                SHARE OPTION PLAN

                                OPTION COMMITMENT


Notice is hereby given that, effective this 24th day of August, 2005 (the "Effective Date") Pine Valley Mining Corporation (the "Company") has granted to Robert Armstrong (the "Service Provider"), an Option to acquire 10,000 Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the 24th day of August, 2010 (the "Expiry Date") at a Exercise Price of Cdn$4.22 per share.

At the date of grant of the Option, the Company is classified as a Tier 1 company under TSX Venture Policies.

Optioned Shares may be exercised only after and to the extent that the Optioned Shares have vested, and will vest in four equal installments of 2,500 Common shares on each of October 28, 2005, January 28, 2006, April 28, 2006 and July 28, 2006.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide director of the Company, entitled to receive Options under TSX Venture Exchange Policies.

PINE VALLEY MINING CORPORATION


/s/ Martin Rip
--------------------------------
Authorized Signatory